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SEC FILE NUMBER
8-51046

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Supreme Alliance LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__14804 Resolves Lane__
(No. and Street)

__Charlotte__	__NC__	__28277__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracey Raber	561-460-2870	tracey@supremealliancellc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ohab & Company PA__
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave. Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tracey Raber _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Supreme Alliance LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Charlotte

Sworn to (or affirmed) and subscribed before me by means of online notarization, this 04/16/2026 by Tracey Raber.

Meagan R F Bestic
Meagan R F Bestic

___ Personally Known OR __✔__ Produced Identification

Type of Identification Produced DRIVER LICENSE

Signature: *Tracey Raber*

Title:
CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Notarized remotely online using communication technology via Proof.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Supreme Alliance LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Supreme Alliance LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Supreme Alliance LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Supreme Alliance LLC's management. Our responsibility is to express an opinion on Supreme Alliance LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Supreme Alliance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Supreme Alliance LLC's auditor since 2017.

Maitland, Florida

April 13, 2026

Statement of Financial Condition

As of December 31, 2025

Assets:

Cash and cash equivalents	$239,121	
Marketable Securities	2,377,945	
Commission Receivable	142,721	
Prepaid Expenses	44,000	
Total Assets		**$2,803,787**

Liabilities:

Commissions Payable	$121,338	
Accounts Payable	0	
Payable to Broker Dealer	878,364	
Total Liabilities		999,702

Equity:

Members' Equity	$1,804,085	
Total Members' Equity		1,804,085
Total Liabilities and Members' Equity		**$2,803,787**

See Independent Auditor's Report and Accompanying Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Regulation

Supreme Alliance, LLC ("the Company") is a Delaware limited liability company that began broker-dealer operations in March 1998 to market life insurance and mutual fund products to insurance agents. The Company is registered with the SEC and are members of Financial Industry Regulatory Authority (FINRA) and is a wholly owned subsidiary of Insurance Distribution Consulting, LLC.

The company participates in annuity contracts and mutual funds. The Company is registered according to the $5,000 net capital provisions of SEA Rule 15c3-1 because of its limited nature. The Company will conduct both institutional and retail business. The company is also an SEC registered RIA.

Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue includes fees from mutual funds and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions. Commissions on the sale of mutual funds and related expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership of the securities have been transferred to/from the customer.

Commissions from the sale of variable annuities are recognized as revenue at the point in time the associated service is fulfilled, which is based on when the application is accepted by the insurance company.

Investment Advisory Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided on other periods.

Distribution Fees (12B-1 Fees). The company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid by the fund upfront, over time upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the funds, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor's activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The company earns representative fees for billing representatives for yearly registration fees.

Other Income

Other non-commission income consists mainly of FINRA Registration Fees, which are recognized as performance obligations under the agreement are completed.

Unrealized Gains and marketable Securites

Unrealized gains represent increases or decreases in fair value of securities owned.

Marketable Securities

As of December 31, 2025, marketable securities consist of;

	2025
Securities	$2,373,240
Money Market	4,706
Total marketable securities, at fair value	$2,377,946

Income Taxes

The Company is a single member disregarded entity for federal and state income tax purposes. As a disregarded entity, the Company is not required to file federal or state income tax returns but the income and expenses of the Company are required to be included in the return of its single member. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred taxes assets and liabilities, if any, represent the future tax consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (SEC's) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2025, the Company had net capital of $1,261,379 under Rule 15c3-1, which was $1,194,732 in excess of its required net capital of $66,647.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company operates out of residence of one of the Firm's Principal. There was no rent expense charged for the year ending December 31, 2025.

NOTE 4 - SINGLE REPORTABLE SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, comprised of various classes of financial services, including agency transactions, and investment advisory. The President of the Company serves as the Chief Operating Decision Maker ("CODM") and regularly reviews operational results, primarily utilizing measures such as net income and excess net capital to evaluate performance and allocate resources across the Company.

The CODM predominantly relies on net income as a measure of profitability to assess overall operational performance and to inform forecasting decisions. Additionally, excess net capital, although not a direct measure of profitability, is regularly reviewed by the CODM for operational decisions concerning capital adequacy. This information guides strategic decisions, such as reinvesting profits back into the Company or distributing dividends to stakeholders.

Revenue information, readily accessible from the Company's information systems, forms a foundational aspect of the CODM's performance assessment framework. While revenue-only data alone may generally be insufficient for comprehensive resource allocation or performance evaluation, within the Company, this data is regularly utilized in conjunction with other financial metrics, such as net income and excess net capital.

The CODM accesses detailed financial reports regularly distributed through internal reporting systems, which provide granular insights into performance by service line, customer segment, and operational efficiency. Additionally, periodic meetings with departmental managers further enhance the CODM's understanding of operational dynamics and resource requirements. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE 6 - FAIR VALUE MEASUREMENTS

Fair value is defined under Accounting Standards Codification ("ASC") 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy in ASC 820 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs includeF the following:

- Quoted prices for similar assets and liabilities in active markets, and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals).
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Notes to Financial Statements
As of December 31, 2025

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest-level input that is significant to the fair value measurement in its entirety.

The following table set forth, by level within the fair value hierarchy, Supreme Alliance LLC's assets at fair value as of December 31, 2025:

Assets at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Level 4
Mutual Funds	$2,382,946	-	-	-
Money Market	$4,705	-	-	-

There were no transfers between levels 1, 2, and 3 for the year ended December 31, 2025.

NOTE 7 - MARGIN BALANCE

The company margined part of its marketable securities as of December 31, 2025 in the amount of $878,364, which is secured by the marketable securities. The interest charged for the year was $10,539 which was at a rate of 6.83% to 6.338% depending on the balance.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would require disclosure or recognition.

NOTE 9 – CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2024 and 2025 of $99,019 and $142,721 respectively.